BROOKFIELD RENEWABLE PARTNERS L.P.
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

UNAUDITED (MILLIONS)	Notes	March 31, 2026	December 31, 2025
Assets
Current assets
Cash and cash equivalents	14	$2,124	$2,093
Restricted cash	15	342	220
Trade receivables and other current assets	16	2,599	2,542
Financial instrument assets	4	603	357
Due from related parties	19	1,013	944
Assets held for sale	3	6,339	6,142
		13,020	12,298
Financial instrument assets	4	4,484	4,395
Equity-accounted investments	13	3,711	4,087
Property, plant and equipment, at fair value	7	69,504	70,456
Goodwill	12	6,045	6,019
Deferred income tax assets		512	493
Other long-term assets		965	953
Total Assets		$98,241	$98,701
Liabilities
Current liabilities
Accounts payable and accrued liabilities	17	$2,200	$2,246
Financial instrument liabilities	4	782	670
Due to related parties	19	2,379	7,071
Corporate borrowings	8	1,182	194
Non-recourse borrowings	8	6,822	7,384
Provisions		99	112
Liabilities directly associated with assets held for sale	3	3,935	4,021
		17,399	21,698
Financial instrument liabilities	4	2,006	1,798
Corporate borrowings	8	3,643	3,492
Non-recourse borrowings	8	24,953	23,822
Deferred income tax liabilities		9,390	9,395
Provisions		1,028	1,005
Due to related parties	19	2,718	693
Other long-term liabilities		1,862	1,824
Equity
Non-controlling interests
Participating non-controlling interests – in operating subsidiaries	9	25,114	24,164
General partnership interest in a holding subsidiary held by Brookfield	9	48	52
Participating non-controlling interests – in a holding subsidiary – Redeemable/Exchangeable units held by Brookfield	9	2,368	2,524
BEPC exchangeable shares and class A.2 exchangeable shares	9	2,221	2,330
Preferred equity	9	555	563
Perpetual subordinated notes	9	737	737
Preferred limited partners' equity	10	506	634
Limited partners' equity	11	3,693	3,970
Total Equity		35,242	34,974
Total Liabilities and Equity		$98,241	$98,701
The accompanying notes are an integral part of these interim consolidated financial statements.

Brookfield Renewable Partners L.P.	Q1 2026 Interim Consolidated Financial Statements and Notes	March 31, 2026

BROOKFIELD RENEWABLE PARTNERS L.P.
CONSOLIDATED STATEMENTS OF INCOME (LOSS)

UNAUDITED (MILLIONS, EXCEPT PER UNIT INFORMATION)		Three months ended March 31
	Notes	2026	2025
Revenues	19	$1,514	$1,580
Other income		138	170
Direct operating costs(1)		(779)	(675)
Management service costs	19	(73)	(49)
Interest expense	8	(639)	(609)
Share of earnings (losses) from equity-accounted investments	13	21	(16)
Foreign exchange and financial instruments gain	4	220	249
Depreciation	7	(548)	(583)
Other		(184)	(261)
Income tax (expense) recovery
Current	6	(12)	41
Deferred	6	47	45
		35	86
Net loss		$(295)	$(108)
Net income (loss) attributable to:
Non-controlling interests
Participating non-controlling interests – in operating subsidiaries	9	$(91)	$64
General partnership interest in a holding subsidiary held by Brookfield	9	41	35
Participating non-controlling interests – in a holding subsidiary – Redeemable/Exchangeable units held by Brookfield	9	(77)	(68)
BEPC exchangeable shares and class A.2 exchangeable shares	9	(71)	(63)
Preferred equity	9	8	7
Perpetual subordinated notes	9	10	10
Preferred limited partners' equity	10	7	8
Limited partners' equity	11	(122)	(101)
		$(295)	$(108)
Basic and diluted loss per LP unit		$(0.40)	$(0.35)
(1)Direct operating costs exclude depreciation expense disclosed below.
The accompanying notes are an integral part of these interim consolidated financial statements.

Brookfield Renewable Partners L.P.	Q1 2026 Interim Consolidated Financial Statements and Notes	March 31, 2026

BROOKFIELD RENEWABLE PARTNERS L.P.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

UNAUDITED (MILLIONS)		Three months ended March 31
	Notes	2026	2025
Net loss		$(295)	$(108)
Other comprehensive income (loss) that will not be reclassified to net income (loss)
Revaluations of property, plant and equipment	7	(336)	44
Deferred income tax recovery (expense) on above items		19	(22)
Unrealized gain on investments in equity securities	4	6	1
Equity-accounted investments	13	(53)	(13)
Total items that will not be reclassified to net income (loss)		(364)	10
Other comprehensive income (loss) that may be reclassified to net income
Foreign currency translation		430	621
(Losses) gains arising during the period on financial instruments designated as cash-flow hedges	4	(318)	92
Unrealized loss on foreign exchange swaps – net investment hedge	4	(61)	(207)
Reclassification adjustments for amounts recognized in net income	4	24	5
Deferred income tax expense on above items		37	(15)
Equity-accounted investments	13	25	20
Total items that may be reclassified subsequently to net income		137	516
Other comprehensive (loss) income		(227)	526
Comprehensive (loss) income		$(522)	$418
Comprehensive income (loss) attributable to:
Non-controlling interests
Participating non-controlling interests – in operating subsidiaries	9	$(306)	$448
General partnership interest in a holding subsidiary held by Brookfield	9	41	36
Participating non-controlling interests – in a holding subsidiary – Redeemable/Exchangeable units held by Brookfield	9	(78)	(26)
BEPC exchangeable shares and class A.2 exchangeable shares	9	(72)	(25)
Preferred equity	9	—	7
Perpetual subordinated notes	9	10	10
Preferred limited partners' equity	10	7	8
Limited partners' equity	11	(124)	(40)
		$(522)	$418
The accompanying notes are an integral part of these interim consolidated financial statements.

Brookfield Renewable Partners L.P.	Q1 2026 Interim Consolidated Financial Statements and Notes	March 31, 2026

BROOKFIELD RENEWABLE PARTNERS L.P.
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

		Accumulated other comprehensive income						Non-controlling interests
UNAUDITED THREE MONTHS ENDED MARCH 31 (MILLIONS)	Limited partners' equity	Foreign currency translation	Revaluation surplus	Actuarial losses on defined benefit plans	Cash flow hedges	Total limited partners' equity	Preferred limited partners' equity	Preferred equity	Perpetual subordinated notes	BEPC exchangeable shares and class A.2 exchangeable shares	Participating non-controlling interests – in operating subsidiaries	General partnership interest in a holding subsidiary held by Brookfield	Participating non-controlling interests – in a holding subsidiary – Redeemable/Exchangeable units held by Brookfield	Total equity
Balance, as at December 31, 2025	$(3,281)	$(930)	$8,206	$7	$(32)	$3,970	$634	$563	$737	$2,330	$24,164	$52	$2,524	$34,974
Net (loss) income	(122)	—	—	—	—	(122)	7	8	10	(71)	(91)	41	(77)	(295)
Other comprehensive income (loss)	—	43	(27)	—	(18)	(2)	—	(8)	—	(1)	(215)	—	(1)	(227)
Equity issuance (Note 9)	—	—	—	—	—	—	—	—	—	115	—	—	—	115
Equity repurchased for cancellation (Note 11)	(87)	—	—	—	—	(87)	—	—	—	—	—	—	—	(87)
Capital contributions	—	—	—	—	—	—	—	—	—	—	2,068	—	—	2,068
Return of capital	—	—	—	—	—	—	—	—	—	—	(349)	—	—	(349)
Redemption of Preferred LP Units (Note 10)	—	—	—	—	—	—	(128)	—	—	—	—	—	—	(128)
Disposal (Note 2)	13	—	(13)	—	—	—	—	—	—	—	—	—	—	—
Distributions or dividends declared	(119)	—	—	—	—	(119)	(7)	(8)	(10)	(71)	(411)	(43)	(75)	(744)
Distribution reinvestment plan	2	—	—	—	—	2	—	—	—	—	—	—	—	2
Change in ownership (Note 2)	(16)	—	(41)	—	—	(57)	—	—	—	(38)	131	(1)	(35)	—
Other	160	11	(54)	(1)	(8)	108	—	—	—	(43)	(183)	(1)	32	(87)
Change in period	(169)	54	(135)	(1)	(26)	(277)	(128)	(8)	—	(109)	950	(4)	(156)	268
Balance, as at March 31, 2026	$(3,450)	$(876)	$8,071	$6	$(58)	$3,693	$506	$555	$737	$2,221	$25,114	$48	$2,368	$35,242

Balance, as at December 31, 2024	$(2,774)	$(859)	$7,237	$4	$(4)	$3,604	$634	$537	$737	$2,269	$26,168	$50	$2,457	$36,456
Net (loss) income	(101)	—	—	—	—	(101)	8	7	10	(63)	64	35	(68)	(108)
Other comprehensive income (loss)	—	63	(5)	—	3	61	—	—	—	38	384	1	42	526
Equity repurchased for cancellation	(26)	—	—	—	—	(26)	—	—	—	—	—	—	—	(26)
Capital contributions	—	—	—	—	—	—	—	—	—	—	472	—	—	472
Return of capital	—	—	—	—	—	—	—	—	—	—	(104)	—	—	(104)
Redemption of Preferred LP Units	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Equity issuance	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Acquisition	—	—	—	—	—	—	—	—	—	—	(2,972)	—	—	(2,972)
Disposal	45	—	(45)	—	—	—	—	—	—	—	—	—	—	—
Distributions or dividends declared	(108)	—	—	—	—	(108)	(8)	(7)	(10)	(68)	(218)	(39)	(74)	(532)
Distribution reinvestment plan	2	—	—	—	—	2	—	—	—	—	—	—	—	2
Other	11	2	(14)	(1)	(2)	(4)	—	—	—	(9)	(77)	1	(11)	(100)
Change in period	(177)	65	(64)	(1)	1	(176)	—	—	—	(102)	(2,451)	(2)	(111)	(2,842)
Balance, as at March 31, 2025	$(2,951)	$(794)	$7,173	$3	$(3)	$3,428	$634	$537	$737	$2,167	$23,717	$48	$2,346	$33,614
The accompanying notes are an integral part of these interim consolidated financial statements.

Brookfield Renewable Partners L.P.	Q1 2026 Interim Consolidated Financial Statements and Notes	March 31, 2026

BROOKFIELD RENEWABLE PARTNERS L.P.
CONSOLIDATED STATEMENTS OF CASH FLOWS

UNAUDITED		Three months ended March 31
(MILLIONS)	Notes	2026	2025
Operating activities
Net income (loss)		$(295)	$(108)
Adjustments for the following non-cash items:
Depreciation	7	548	583
Unrealized foreign exchange and financial instruments gain	4	(218)	(188)
Share of (earnings) losses from equity-accounted investments	13	(21)	16
Deferred income tax recovery	6	(47)	(45)
Other non-cash items		187	71
Dividends received from equity-accounted investments	13	87	37
		241	366
Changes in due to or from related parties	19	5	44
Net change in working capital balances		(95)	(23)
		151	387
Financing activities
Proceeds from medium term notes	8	359	307
Corporate credit facilities, net	8	200	(240)
Commercial paper, net	8	629	204
Proceeds from non-recourse borrowings	8,19	2,717	3,242
Repayment of non-recourse borrowings	8,19	(1,558)	(2,205)
Capital contributions from participating non-controlling interests – in operating subsidiaries	9	2,181	472
Capital repaid to participating non-controlling interests – in operating subsidiaries	9	(349)	(104)
Issuance of equity instruments and related costs	9,11	115	—
Redemption and repurchase of limited partner equity	11	(87)	(27)
Redemption and repurchase of preferred equity instruments	10	(128)	—
Distributions paid:
To participating non-controlling interests – in operating subsidiaries, preferred shareholders, preferred limited partners unitholders, and perpetual subordinate notes	9,10	(433)	(243)
To unitholders of Brookfield Renewable or BRELP and shareholders of Brookfield Renewable Corporation	9,11	(315)	(283)
Inflows from related parties	19	613	2,134
Outflows to related parties	19	(3,174)	(1,067)
		770	2,190
Investing activities
Acquisitions, net of cash and cash equivalents, in acquired entity		—	(2,743)
Investment in property, plant and equipment	7	(1,258)	(1,546)
Investment in equity-accounted investments	13	(18)	(27)
Proceeds from disposal of assets, net of cash and cash equivalents disposed	2	653	536
Purchases of financial assets	4	(20)	(67)
Proceeds from financial assets	4	1	15
Restricted cash and other		(216)	41
		(858)	(3,791)
Cash and cash equivalents
Increase (decrease)		63	(1,214)
Foreign exchange gain (loss) on cash		(3)	56
Net change in cash classified within assets held for sale		(29)	(22)
Balance, beginning of period		2,093	3,135
Balance, end of period		$2,124	$1,955
Supplemental cash flow information:
Interest paid		$533	$524
Interest received		25	18
Income taxes paid		34	25
The accompanying notes are an integral part of these interim consolidated financial statements.

Brookfield Renewable Partners L.P.	Q1 2026 Interim Consolidated Financial Statements and Notes	March 31, 2026

BROOKFIELD RENEWABLE PARTNERS L.P.
NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
The business activities of Brookfield Renewable Partners L.P. (“Brookfield Renewable”) consist of owning a portfolio of renewable power and sustainable solution assets primarily in North America, South America, Europe and Asia–Pacific (“APAC”).
Unless the context indicates or requires otherwise, the term “Brookfield Renewable” means Brookfield Renewable Partners L.P. and its controlled entities, including Brookfield Renewable Corporation (“BEPC”). Unless the context indicates or requires otherwise, the term “the partnership” means Brookfield Renewable Partners L.P. and its controlled entities, excluding BEPC.
The immediate parent of Brookfield Renewable is its general partner, Brookfield Renewable Partners Limited (“BRPL”). The ultimate parent of Brookfield Renewable is Brookfield Corporation (“Brookfield Corporation”). Brookfield Corporation and its subsidiaries, other than Brookfield Renewable, and unless the context otherwise requires, includes Brookfield Asset Management Ltd (“Brookfield Asset Management”), are also individually and collectively referred to as “Brookfield” in these financial statements. The term “Brookfield Holders” means Brookfield, Brookfield Wealth Solutions (formerly Brookfield Reinsurance) and their related parties. The term “Brookfield Fund” means a private fund managed by Brookfield Asset Management and its subsidiaries. The term “consortium managed by BAM” means an investment vehicle managed by Brookfield Asset Management and its subsidiaries.
Brookfield Renewable’s consolidated equity interests include the non-voting publicly traded limited partnership units (“LP units”) held by public unitholders and Brookfield Holders, class A exchangeable subordinate voting shares (“BEPC exchangeable shares”) of BEPC held by public shareholders and Brookfield Wealth Solutions, class A.2 exchangeable shares (“class A.2 exchangeable shares”) of Brookfield Renewable Holdings Corporation (“BRHC”) held by Brookfield, redeemable/exchangeable partnership units (“Redeemable/Exchangeable partnership units”) in Brookfield Renewable Energy L.P. (“BRELP”), a holding subsidiary of Brookfield Renewable, held by Brookfield, and a general partnership interest (“GP interest”) in BRELP held by Brookfield. Holders of the LP units, Redeemable/Exchangeable partnership units, GP interest, BEPC exchangeable shares and class A.2 exchangeable shares will be collectively referred to throughout as “Unitholders” unless the context indicates or requires otherwise. LP units, Redeemable/Exchangeable partnership units, GP interest, BEPC exchangeable shares and class A.2 exchangeable shares will be collectively referred to throughout as "Units", or as "per Unit", unless the context indicates or requires otherwise.
Brookfield Renewable is a publicly traded limited partnership established under the laws of Bermuda pursuant to an amended and restated limited partnership agreement dated November 20, 2011 as thereafter amended from time to time.
The registered office of Brookfield Renewable is 73 Front Street, Fifth Floor, Hamilton HM12, Bermuda.
The LP units are traded under the symbol “BEP” on the New York Stock Exchange and under the symbol “BEP.UN” on the Toronto Stock Exchange. Brookfield Renewable's Class A Series 13, and Series 18 preferred limited partners’ equity are traded under the symbols “BEP.PR.M” and “BEP.PR.R”, respectively, on the
Toronto Stock Exchange. Brookfield Renewable's Class A Series 17 preferred limited partners’ equity is traded under the symbol “BEP.PR.A” on the New York Stock Exchange. The perpetual subordinated notes are traded under the symbol “BEPH”, “BEPI”, and “BEPJ” on the New York Stock Exchange.
The BEPC exchangeable shares are traded under the symbol “BEPC” on the New York Stock Exchange and the Toronto Stock Exchange.

Brookfield Renewable Partners L.P.	Q1 2026 Interim Consolidated Financial Statements and Notes	March 31, 2026

1. BASIS OF PREPARATION AND MATERIAL ACCOUNTING POLICY INFORMATION
(a) Statement of compliance
The interim consolidated financial statements have been prepared in accordance with IAS 34, Interim Financial Reporting.
Certain information and footnote disclosures normally included in the annual audited consolidated financial statements prepared in accordance with International Financial Reporting Standards (“IFRS”) Accounting Standards, as issued by the International Accounting Standards Board (“IASB”), have been omitted or condensed. These interim consolidated financial statements should be read in conjunction with Brookfield Renewable’s December 31, 2025 audited consolidated financial statements. The interim consolidated statements have been prepared on a basis consistent with the accounting policies disclosed in the December 31, 2025 audited consolidated financial statements, except for the adoption of new standards effective as of January 1, 2026, refer to Note 1 (d) Recently adopted accounting standards.
The results reported in these interim consolidated financial statements should not be regarded as necessarily indicative of results that may be expected for an entire year. The policies set out below are consistently applied to all periods presented, unless otherwise noted.
These consolidated financial statements have been authorized for issuance by the Board of Directors of Brookfield Renewable’s general partner, BRPL, on May 1, 2026.
Certain comparative figures have been reclassified to conform to the current year’s presentation.
References to $, C$, €, £, R$, COP, INR, CNY, KRW and A$ are to United States (“U.S.”) dollars, Canadian dollars, Euros, British pound, Brazilian reais, Colombian pesos, Indian rupees, Chinese yuan, South Korean won and Australian dollars, respectively.
All figures are presented in millions of U.S. dollars unless otherwise noted.
(b) Basis of preparation
The interim consolidated financial statements have been prepared on the basis of historical cost, except for the revaluation of property, plant and equipment and certain assets and liabilities which have been measured at fair value. Cost is recorded based on the fair value of the consideration given in exchange for assets.
(c) Consolidation
These consolidated financial statements include the accounts of Brookfield Renewable and its subsidiaries, which are the entities over which Brookfield Renewable has control. An investor controls an investee when it is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Non-controlling interests in the equity of Brookfield Renewable’s subsidiaries are shown separately in equity in the interim consolidated statements of financial position.
(d) Recently adopted accounting standards
Amendments to IFRS 9 - Financial Instruments (“IFRS 9”) and IFRS 7 - Financial Instruments: Disclosures (“IFRS 7”) - Classification and Measurement of Financial Instruments
The amendments clarify the requirements for the timing of recognition and derecognition of financial liabilities settled through an electronic cash transfer system, add further guidance for assessing the contractual cash flow characteristics of financial assets with contingent features, and adds new or amended disclosures relating to investments in equity instruments designated at Fair Value through Other Comprehensive Income “FVOCI” and financial instruments with contingent features. The amendments to IFRS 9 and IFRS 7 apply to annual reporting periods beginning on or after January 1, 2026. Brookfield Renewable has assessed the impact of these amendments and have noted no material impact.
Amendments to IFRS 9 - Financial Instruments (“IFRS 9”) and IFRS 7 - Financial Instruments: Disclosures (“IFRS 7”) - Contracts Referencing Nature-Dependent Electricity
The amendments apply only to contracts referencing nature-dependent electricity and clarify the application of the “own-use” requirements, the use of hedge accounting, and adds new disclosure requirements around the effect of these contracts on the partnership’s financial performance and cash flows. The amendments to IFRS 9 and IFRS 7 apply to annual reporting periods beginning on or after January 1, 2026. Brookfield Renewable has assessed the impact of these amendments and have noted no material impact.

Brookfield Renewable Partners L.P.	Q1 2026 Interim Consolidated Financial Statements and Notes	March 31, 2026

(e) Future changes in accounting policies
IFRS 18 – Presentation and Disclosure in Financial Statements (“IFRS 18”)
In April 2024, the IASB issued IFRS 18, Presentation and Disclosure of Financial Statements. IFRS 18 is effective for periods beginning on or after January 1, 2027, with early adoption permitted. IFRS 18 is expected to improve the quality of financial reporting by requiring defined subtotals in the statement of profit or loss, requiring disclosure about management-defined performance measures, and adding new principles for aggregation and disaggregation of information. Brookfield Renewable is currently assessing the impact of adopting this standard.
There are currently no other future changes to IFRS Accounting Standards with a potential material impact on Brookfield Renewable.
2. DISPOSAL OF ASSETS
U.S Hydroelectric Portfolio
On January 9, 2026, Brookfield Renewable, together with its institutional partners, completed the sale of a 25% interest in a 403 MW portfolio of operating hydroelectric assets in the U.S. for proceeds of approximately $230 million ($111 million net to Brookfield Renewable). Brookfield Renewable continues to consolidate the business. As at March 31, 2026, Brookfield Renewable, together with its institutional partners, own a 50% interest in the portfolio. Subsequent to the quarter, Brookfield Renewable, together with its institutional partners, agreed to the sale of its remaining 50% interest, refer to Note 3 - Assets held for sale and Note 21 - Subsequent events for more details.
U.K. Wind Portfolio
On January 20, 2026, Brookfield Renewable, together with its institutional partners, completed the sale of a 73 MW portfolio of operating wind assets in the U.K. for proceeds, net of transaction costs, of approximately £58 million ($79 million) (£15 million ($20 million) net to Brookfield Renewable). As a result of the disposition, Brookfield Renewable derecognized $197 million of total assets and $118 million of total liabilities from the consolidated statements of financial position. As a result of the disposition, the post-tax accumulated revaluation surplus of $10 million ($3 million net to Brookfield Renewable) was reclassified from accumulated other comprehensive income directly to equity and presented as a Disposal item in the consolidated statements of changes in equity.
Indian Renewables Platform
In February 2026, Brookfield Renewable, together with its institutional partners, completed a partial disposition in a renewable power operating and development platform in India through an initial public offering (“IPO”) and private placement. Together, these transactions reduced the consortium’s ownership by 17% for proceeds of approximately $185 million ($36 million net to Brookfield Renewable). As a result of the successful launch of the IPO, Brookfield Renewable, together with its institutional partners, transferred a 3% interest to a member of the platform’s IPO founder group for nominal consideration as part of a pre-existing agreement. As at March 31, 2026, Brookfield Renewable, together with its institutional partners, holds an interest of approximately 21% (4% net to Brookfield Renewable) in the platform.
Spanish Distributed Generation Portfolio
On March 9, 2026, Brookfield Renewable, together with its institutional partners, contributed its 100% interest in a 200 MW portfolio of distributed generation assets in Spain with a fair value of approximately €116 million ($136 million) into a U.K. distributed generation joint venture. In connection with the contribution, Brookfield Renewable derecognized $404 million of total assets and $225 million of total liabilities from the consolidated statements of financial position and recognized a receivable from the joint venture of €116 million ($136 million) that is presented as due from related parties in the consolidated statements of financial position. As a result of the disposition, accumulated other comprehensive income on foreign currency translation of $1 million ($0.2 million net to Brookfield Renewable) was reclassified from accumulated other comprehensive income directly to Foreign exchange and financial instruments gain in the consolidated statements of income (loss).

Brookfield Renewable Partners L.P.	Q1 2026 Interim Consolidated Financial Statements and Notes	March 31, 2026

U.S. Solar Portfolio
On March 30, 2026, Brookfield Renewable, together with its institutional partners, completed the sale of an 833 MW portfolio of operating solar assets in the United States for proceeds, net of transaction costs, of approximately $394 million ($71 million net to Brookfield Renewable). As a result of the disposition, Brookfield Renewable derecognized $928 million of total assets and $542 million of total liabilities from the consolidated statements of financial position. As a result of the disposition, the post-tax accumulated revaluation surplus of $184 million ($27 million net to Brookfield Renewable) was reclassified from accumulated other comprehensive income directly to equity and presented as a Disposal item in the consolidated statements of changes in equity.
3. ASSETS HELD FOR SALE
As at March 31, 2026, assets held for sale include the following:
Indian Solar Asset
During the first quarter of 2025, a 633 MW operating solar asset in India that was subject to a sale agreement for proceeds of approximately INR10.6 billion ($120 million) (INR2.7 billion ($30 million) net to Brookfield Renewable). As at March 31, 2026, this asset had a post-tax accumulated revaluation surplus of $40 million ($10 million net to Brookfield Renewable) that would be reclassified to equity upon disposition.
U.S. Renewables Portfolio
During the first quarter of 2026, Brookfield Renewable, together with its institutional partners, agreed to the sale of a 2.3 GW portfolio of operating wind and solar assets in the United States for proceeds of approximately $1.3 billion ($316 million net to Brookfield Renewable). As at March 31, 2026, the portfolio had a post-tax accumulated revaluation surplus of $194 million ($37 million net to Brookfield Renewable) that would be reclassified to equity upon disposition.
U.S. Hydroelectric Portfolio
Subsequent to the quarter, Brookfield Renewable, together with its institutional partners, agreed to the sale of a 403 MW portfolio of operating hydroelectric assets in the United States for proceeds of up to $522 million ($249 million net to Brookfield Renewable). This portfolio forms part of a broader 448 MW portfolio of hydroelectric assets, which includes an additional 45 MW of operating hydroelectric assets that were subject to a separate purchase and sale agreement and were recognized as held for sale as at December 31, 2025. As at March 31, 2026 the combined portfolio had a consolidated post-tax accumulated revaluation surplus of $827 million ($203 million net to Brookfield Renewable) that would be reclassified to equity upon disposition and the combined portfolio had $474 million ($112 million net to Brookfield Renewable) of accumulated depreciation

Brookfield Renewable Partners L.P.	Q1 2026 Interim Consolidated Financial Statements and Notes	March 31, 2026

The following is a summary of the major items of assets and liabilities classified as held for sale:

(MILLIONS)	U.S. Hydroelectric Portfolio	U.S. Renewables Portfolio	Indian Solar Asset and Other	March 31, 2026	December 31, 2025
Assets
Cash and cash equivalents	$23	$56	$—	$79	$79
Restricted cash	—	53	3	56	88
Trade receivables and other current assets	9	33	5	47	94
Financial instrument assets	1	159	—	160	160
Property, plant and equipment, at fair value(1)	1,795	3,891	273	5,959	5,582
Deferred income tax assets	1	—	—	1	—
Other long-term assets	—	37	—	37	139
Assets held for sale	$1,829	$4,229	$281	$6,339	$6,142
Liabilities
Current liabilities	$7	$48	$9	$64	$99
Non-recourse borrowings	752	1,546	165	2,463	2,359
Financial instrument liabilities	12	1,134	—	1,146	1,095
Deferred income tax liabilities	5	—	15	20	73
Provisions	—	118	—	118	203
Other long-term liabilities	5	115	4	124	192
Liabilities directly associated with assets held for sale	$781	$2,961	$193	$3,935	$4,021
(1)Changes in fair value of $145 million have been recorded through other comprehensive income, see Note 7 - Property, plant and equipment for more details.

Brookfield Renewable Partners L.P.	Q1 2026 Interim Consolidated Financial Statements and Notes	March 31, 2026

4. RISK MANAGEMENT AND FINANCIAL INSTRUMENTS
RISK MANAGEMENT
Brookfield Renewable’s activities expose it to a variety of financial risks, including market risk (i.e., commodity price risk, interest rate risk, and foreign currency risk), credit risk and liquidity risk. Brookfield Renewable uses financial instruments primarily to manage these risks.
There have been no other material changes in exposure to the risks Brookfield Renewable is exposed to since the December 31, 2025 audited consolidated financial statements.
Fair value disclosures
Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.
Fair values determined using valuation models require the use of assumptions concerning the amount and timing of estimated future cash flows and discount rates. In determining those assumptions, management looks primarily to external readily observable market inputs such as interest rate yield curves, currency rates, commodity prices and, as applicable, credit spreads.
A fair value measurement of a non-financial asset is the consideration that would be received in an orderly transaction between market participants, considering the highest and best use of the asset.
Assets and liabilities measured at fair value are categorized into one of three hierarchy levels, described below. Each level is based on the transparency of the inputs used to measure the fair values of assets and liabilities.
Level 1 – inputs are based on unadjusted quoted prices in active markets for identical assets and liabilities;
Level 2 – inputs, other than quoted prices in Level 1, that are observable for the asset or liability, either directly or indirectly; and
Level 3 – inputs for the asset or liability that are not based on observable market data.

Brookfield Renewable Partners L.P.	Q1 2026 Interim Consolidated Financial Statements and Notes	March 31, 2026

The following table presents Brookfield Renewable's assets and liabilities including energy derivative contracts, power purchase agreements accounted for under IFRS 9, interest rate swaps, foreign exchange swaps and tax equity measured and disclosed at fair value classified by the fair value hierarchy:

	March 31, 2026				December 31, 2025
(MILLIONS)	Level 1	Level 2	Level 3	Total	Total
Assets measured at fair value:
Cash and cash equivalents	$2,124	$—	$—	$2,124	$2,093
Restricted cash(1)	489	—	—	489	368
Financial instrument assets(1)
IFRS 9 PPAs	—	—	326	326	452
Energy derivative contracts	—	89	—	89	111
Interest rate swaps	—	294	—	294	267
Foreign exchange swaps	—	98	—	98	37
Tax equity	—	—	345	345	120
Investments in debt and equity securities(2)	—	45	3,544	3,589	3,424
Property, plant and equipment	—	—	69,504	69,504	70,456
Liabilities measured at fair value:
Financial instrument liabilities(1)
IFRS 9 PPAs	—	(24)	(1,021)	(1,045)	(788)
Energy derivative contracts	—	(117)	—	(117)	(154)
Interest rate swaps	—	(128)	—	(128)	(131)
Foreign exchange swaps	—	(468)	—	(468)	(427)
Tax equity	—	—	(1,030)	(1,030)	(968)
Contingent consideration(1)(3)	—	—	(86)	(86)	(96)
Liabilities for which fair value is disclosed:
Corporate borrowings(1)	(3,744)	(1,023)	—	(4,767)	(3,686)
Non-recourse borrowings(1)	(1,661)	(30,328)	—	(31,989)	(31,540)
Total	$(2,792)	$(31,562)	$71,582	$37,228	$39,538
(1)Includes both the current amount and long-term amounts.
(2)Excludes $346 million (2025: $341 million) of investments in debt securities measured at amortized cost.
(3)Amount relates to business combinations and asset acquisitions completed between 2022 and 2025 with obligations lapsing from 2025 to 2027.

Brookfield Renewable Partners L.P.	Q1 2026 Interim Consolidated Financial Statements and Notes	March 31, 2026

Financial instruments disclosures
The aggregate amount of Brookfield Renewable's net financial instrument positions are as follows:

	March 31, 2026			December 31, 2025
(MILLIONS)	Assets	Liabilities	Net Assets (Liabilities)	Net Assets (Liabilities)
IFRS 9 PPAs	$326	$1,045	$(719)	$(336)
Energy derivative contracts	89	117	(28)	(43)
Interest rate swaps	294	128	166	136
Foreign exchange swaps	98	468	(370)	(390)
Investments in debt and equity securities	3,935	—	3,935	3,765
Tax equity	345	1,030	(685)	(848)
Total	5,087	2,788	2,299	2,284
Less: current portion	603	782	(179)	313
Long-term portion	$4,484	$2,006	$2,478	$2,597
(a)   Energy derivative contracts and IFRS 9 PPAs
Brookfield Renewable has entered into long-term energy derivative contracts primarily to stabilize or eliminate the price risk on the sale of certain future power generation. Certain energy contracts are recorded in Brookfield Renewable's interim consolidated financial statements at an amount equal to fair value, using quoted market prices or, in their absence, a valuation model using both internal and third-party evidence and forecasts.
(b)   Interest rate hedges
Brookfield Renewable has entered into interest rate hedge contracts primarily to minimize exposure to interest rate fluctuations on its variable rate debt or to lock in interest rates on future debt refinancing. All interest rate hedge contracts are recorded in the interim consolidated financial statements at fair value.
(c)   Foreign exchange swaps
Brookfield Renewable has entered into foreign exchange swaps to minimize its exposure to currency fluctuations impacting its investments and earnings in foreign operations, and to fix the exchange rate on certain anticipated transactions denominated in foreign currencies.
(d)   Tax equity
Brookfield Renewable owns and operates certain projects in the United States under tax equity structures to finance the construction of utility-scale solar and wind projects. In accordance with the substance of the contractual agreements, the amounts paid by the tax equity investors for their equity stakes are classified as financial instrument liabilities on the consolidated statements of financial position.
Gains or losses on the tax equity liabilities are recognized within the foreign exchange and financial instruments gain (loss) in the consolidated statements of income (loss).
(e)   Investments in debt and equity securities
Brookfield Renewable's investments in debt and equity securities are classified as FVPL, FVOCI and amortized cost.

Brookfield Renewable Partners L.P.	Q1 2026 Interim Consolidated Financial Statements and Notes	March 31, 2026

The following table reflects the gains (losses) included in Foreign exchange and financial instruments gain (loss) in the consolidated statements of income (loss) for the three months ended March 31:

	Three months ended March 31
(MILLIONS)	2026	2025
Energy derivative contracts	$(6)	$5
IFRS 9 PPAs	(131)	51
Investment in debt and equity securities	98	34
Interest rate swaps	34	(13)
Foreign exchange swaps	(15)	(90)
Tax equity	305	103
Foreign exchange (loss) gain	(65)	159
	$220	$249
The following table reflects the gains (losses) included in other comprehensive income in the consolidated statements of comprehensive income (loss) for the three months ended March 31:

	Three months ended March 31
(MILLIONS)	2026	2025
Energy derivative contracts	$(26)	$(6)
IFRS 9 PPAs	(320)	116
Interest rate swaps	28	(18)
	(318)	92
Foreign exchange swaps – net investment	(61)	(207)
Investments in debt and equity securities	6	1
	$(373)	$(114)
The following table reflects the reclassification adjustments recognized in net income (loss) in the consolidated statements of comprehensive income (loss) for the three months ended March 31:

	Three months ended March 31
(MILLIONS)	2026	2025
Energy derivative contracts	$26	$16
IFRS 9 PPAs	—	(2)
Interest rate swaps	(2)	(9)
	$24	$5
5. SEGMENTED INFORMATION
Brookfield Renewable’s Chief Executive Officer and Chief Financial Officer (collectively, the chief operating decision maker or “CODM”) review the results of the business, manage operations, and allocate resources based on the type of technology.
Brookfield Renewable operations are segmented by – 1) hydroelectric, 2) wind, 3) utility-scale solar, 4) distributed energy and storage (distributed generation, pumped storage and battery energy storage systems), 5) sustainable solutions (nuclear services, renewable natural gas, carbon capture and storage, recycling, cogeneration, eFuels and power transformation), and 6) corporate - with hydroelectric further segmented by geography (i.e., North America, Colombia, and Brazil). This best reflects the way in which the CODM reviews results of Brookfield Renewable.
Reporting to the CODM on the measures utilized to assess performance and allocate resources is provided on a proportionate basis. Information on a proportionate basis reflects Brookfield Renewable’s share from facilities which it accounts for using consolidation and the equity method whereby Brookfield Renewable either controls or exercises significant influence or joint control over the investment, respectively. Proportionate information provides a Unitholder (holders of the GP interest, Redeemable/Exchangeable partnership units, BEPC exchangeable shares, class A.2 exchangeable shares and LP units) perspective that the CODM considers important when performing internal analyses and

Brookfield Renewable Partners L.P.	Q1 2026 Interim Consolidated Financial Statements and Notes	March 31, 2026

making strategic and operating decisions. The CODM also believes that providing proportionate information helps investors understand the impacts of decisions made by management and financial results allocable to Brookfield Renewable’s Unitholders.
Proportionate financial information is not, and is not intended to be, presented in accordance with IFRS. Tables reconciling IFRS data with data presented on a proportionate consolidation basis have been disclosed. Segment revenues, other income, direct operating costs, interest expense, current income taxes, and other are items that will differ from results presented in accordance with IFRS as these items (1) include Brookfield Renewable’s proportionate share of earnings from equity-accounted investments and its financial asset in nuclear services, which is recognized as an equity-accounted investment by Brookfield, attributable to each of the above-noted items, (2) exclude the proportionate share of earnings (loss) of consolidated investments not held by us apportioned to each of the above-noted items, and (3) other income includes items that are considered within Brookfield Renewable’s measure of return on invested capital, including but not limited to our proportionate share of settled foreign currency and other hedges, income earned on financial assets and structured investments in sustainable solutions, monetization of tax attributes at certain development projects and realized disposition gains on non-core assets and on recently developed assets that we have monetized to reflect the economic value created from our development activities as we design, build and commercialize new renewable energy capacity and sell these assets to lower cost of capital buyers which may not otherwise be reflected in our consolidated statements of income.
Brookfield Renewable does not control those entities that have not been consolidated and as such, have been presented as equity-accounted investments in its consolidated financial statements. The presentation of the assets and liabilities and revenues and expenses does not represent Brookfield Renewable’s legal claim to such items, and the removal of financial statement amounts that are attributable to non-controlling interests does not extinguish Brookfield Renewable’s legal claims or exposures to such items.
Brookfield Renewable reports its results in accordance with these segments and presents prior period segmented information in a consistent manner.
Brookfield Renewable uses Funds From Operations (“FFO”) to assess the performance of Brookfield Renewable before the effects of certain cash items (e.g., acquisition costs and other typical non-recurring cash items) and certain non-cash items (e.g., deferred income taxes, depreciation, non-cash portion of non-controlling interests, unrealized gain or loss on financial instruments, non-cash gain or loss from equity-accounted investments, and other non-cash items) as these are not reflective of the performance of the underlying business, and including monetization of tax attributes at certain development projects. Brookfield Renewable includes realized disposition gains and losses on assets that we developed and/or did not intend to hold over the long-term within FFO in order to provide additional insight regarding the performance of investments on a cumulative realized basis, including any unrealized fair value adjustments that were recorded in equity and not otherwise reflected in current period net income.
The accounting policies of the reportable segments are the same as those described in Note 1 – Basis of preparation and material accounting policy information. Brookfield Renewable analyzes the performance of its operating segments based on FFO. FFO is not a generally accepted accounting measure under IFRS and therefore may differ from definitions of FFO used by other entities, as well as the definition of funds from operations used by the Real Property Association of Canada (“REALPAC”) and the National Association of Real Estate Investment Trusts, Inc. (“NAREIT”).

Brookfield Renewable Partners L.P.	Q1 2026 Interim Consolidated Financial Statements and Notes	March 31, 2026

The following table provides each segment's results in the format that management organizes its segments to make operating decisions and assess performance and reconciles Brookfield Renewable's proportionate results to the consolidated statements of income (loss) on a line by line basis by aggregating the components comprising the earnings from Brookfield Renewable's investments in associates and reflecting the portion of each line item attributable to non-controlling interests for the three months ended March 31, 2026:

	Attributable to Unitholders									Contribution from equity-accounted investments(5)	Attributable to non-controlling interests and other(4)	As per IFRS financials
	Hydroelectric			Wind	Utility-scale solar	Distributed energy & storage	Sustainable solutions	Corporate	Total
(MILLIONS)	North America	Brazil	Colombia
Revenues	$301	$66	$118	$160	$97	$44	$153	$—	$939	$(247)	$822	$1,514
Other income(3)	77	2	—	66	98	18	17	30	308	(35)	(135)	138
Direct operating costs	(157)	(17)	(49)	(63)	(38)	(25)	(129)	(13)	(491)	158	(446)	(779)
Share of revenue, other income and direct operating costs from equity-accounted investments(1)	—	—	—	—	—	—	—	—	—	124	—	124
	221	51	69	163	157	37	41	17	756	—	241
Management service costs	—	—	—	—	—	—	—	(73)	(73)	—	—	(73)
Interest expense	(70)	(2)	(55)	(39)	(33)	(9)	(10)	(57)	(275)	22	(386)	(639)
Current income tax	—	(3)	(1)	(5)	2	—	(1)	—	(8)	4	(8)	(12)
Distributions attributable to
Preferred limited partners equity	—	—	—	—	—	—	—	(7)	(7)	—	—	(7)
Preferred equity	—	—	—	—	—	—	—	(8)	(8)	—	—	(8)
Perpetual subordinated notes	—	—	—	—	—	—	—	(10)	(10)	—	—	(10)
Share of interest and cash taxes from equity-accounted investments(1)	—	—	—	—	—	—	—	—	—	(26)	—	(26)
Share of Funds From Operations attributable to non-controlling interests(2)	—	—	—	—	—	—	—	—	—	—	153	153
Funds From Operations	151	46	13	119	126	28	30	(138)	375	—	—
Depreciation												(548)
Foreign exchange and financial instrument gain												220
Deferred income tax recovery												47
Other												(184)
Share of losses from equity-accounted investments(1)												(77)
Net loss attributable to non-controlling interests(2)												(62)
Net loss attributable to Unitholders(6)												$(229)
(1)Share of earnings from equity-accounted investments of $21 million is comprised of amounts found on the share of revenue, other income and direct operating costs, share of interest and cash taxes and share of earnings lines.
(2)Net loss attributable to participating non-controlling interests – in operating subsidiaries of $91 million is comprised of amounts found on share of Funds From Operations attributable to non-controlling interests and Net income (loss) attributable to non-controlling interests.
(3)Other income in FFO of $308 million, includes the Partnership’s share of recurring and cash generative items recognized in various elements of the IFRS statements and are predominantly associated with dispositions and monetizations of developed or non-core assets and businesses, recognized in the following line items of the IFRS statements: i) Other income on the consolidated statement of income (loss), ii) Current income taxes and Foreign exchange and financial instruments gain on the consolidated statement of income (loss), iii) items recognized directly in equity in the Disposals and Ownership Changes line of the consolidated statement of changes in equity and iv) the aforementioned items earned via equity-accounted investments recorded on the share of earnings of equity-accounted investments line in the consolidated statement of income (loss). See Note 2 -Disposal of assets and Note 4 - Risk management and financial instruments for further details.
(4)Amounts attributable to non-controlling interests and other associated with Other income (loss) of $135 million includes the removal of the aforementioned items in footnote 3 that are included in FFO but excluded from Other income on the consolidated statement of income (loss).
(5)Contribution from equity-accounted investments also includes our proportionate share of earnings attributable to segment revenues, other income, direct operating costs, interest expense, current income taxes, and other from our financial asset in a nuclear services business, which is recognized as an equity-accounted investment by Brookfield.
(6)Net income (loss) attributable to Unitholders includes net income (loss) attributable to GP interest, Redeemable/Exchangeable partnership units, BEPC exchangeable shares and class A.2 exchangeable shares and LP units. Total net income (loss) includes amounts attributable to Unitholders, non-controlling interests, preferred limited partners equity, preferred equity and perpetual subordinated notes.

Brookfield Renewable Partners L.P.	Q1 2026 Interim Consolidated Financial Statements and Notes	March 31, 2026

The following table provides each segment's results in the format that management organizes its segments to make operating decisions and assess performance and reconciles Brookfield Renewable's proportionate results to the consolidated statements of income (loss) on a line by line basis by aggregating the components comprising the earnings from Brookfield Renewable's investments in associates and reflecting the portion of each line item attributable to non-controlling interests for the three months ended March 31, 2025:

	Attributable to Unitholders									Contribution from equity-accounted investments	Attributable to non- controlling interests and other(4)	As per IFRS financials
	Hydroelectric			Wind	Utility-scale solar	Distributed energy & storage	Sustainable solutions	Corporate	Total
(MILLIONS)	North America	Brazil	Colombia
Revenues	$288	$48	$77	$165	$96	$53	$130	$—	$857	$(222)	$945	$1,580
Other income(3)	19	3	—	27	30	93	6	7	185	(30)	15	170
Direct operating costs	(135)	(15)	(24)	(63)	(31)	(24)	(114)	(11)	(417)	143	(401)	(675)
Share of revenue, other income and direct operating costs from equity-accounted investments(1)	—	—	—	—	—	—	—	—	—	109	6	115
	172	36	53	129	95	122	22	(4)	625	—	565
Management service costs	—	—	—	—	—	—	—	(49)	(49)	—	—	(49)
Interest expense	(67)	(3)	(17)	(39)	(30)	(7)	(8)	(44)	(215)	21	(415)	(609)
Current income tax	(2)	(3)	(6)	(4)	(2)	(1)	(2)	(1)	(21)	6	56	41
Distributions attributable to
Preferred limited partners equity	—	—	—	—	—	—	—	(8)	(8)	—	—	(8)
Preferred equity	—	—	—	—	—	—	—	(7)	(7)	—	—	(7)
Perpetual subordinated notes	—	—	—	—	—	—	—	(10)	(10)	—	—	(10)
Share of interest and cash taxes from equity-accounted investments(1)	—	—	—	—	—	—	—	—	—	(27)	(6)	(33)
Share of Funds From Operations attributable to non-controlling interests(2)	—	—	—	—	—	—	—	—	—	—	(200)	(200)
Funds From Operations	103	30	30	86	63	114	12	(123)	315	—	—
Depreciation												(583)
Foreign exchange and financial instrument gain												249
Deferred income tax expense												45
Other												(261)
Share of losses from equity-accounted investments(1)												(98)
Net loss attributable to non-controlling interests(2)												136
Net loss attributable to Unitholders(5)												$(197)
(1)Share of loss from equity-accounted investments of $16 million is comprised of amounts found on the share of revenue, other income and direct operating costs, share of interest and cash taxes and share of loss lines.
(2)Net income attributable to participating non-controlling interests – in operating subsidiaries of $64 million is comprised of amounts found on Share of Funds From Operations attributable to non-controlling interests and Net income attributable to non-controlling interests.
(3)Other income in FFO of $185 million, includes the Partnership’s share of recurring and cash generative items recognized in various elements of the IFRS statements and are predominantly associated with dispositions and monetizations of developed or non-core assets and businesses, recognized in the following line items of the IFRS statements: i) Other income on the consolidated statement of income (loss), ii) Current income taxes and Foreign exchange and financial instruments gain on the consolidated statement of income (loss), and iii) the aforementioned items earned via equity-accounted investments recorded on the share of earnings of equity-accounted investments line in the consolidated statement of income (loss). See See Note 4 - Risk management and financial instruments for further details.
(4)Amounts attributable to non-controlling interests and other associated with Other income (loss) of $15 million includes the removal of the aforementioned items in footnote 3 that are included in FFO but excluded from Other income on the consolidated statement of income (loss).
(5)Net income (loss) attributable to Unitholders includes net income (loss) attributable to GP interest, Redeemable/Exchangeable partnership units, BEPC exchangeable and class A.2 exchangeable shares and LP units. Total net income (loss) includes amounts attributable to Unitholders, non-controlling interests, preferred limited partners equity, preferred equity and perpetual subordinated notes.

Brookfield Renewable Partners L.P.	Q1 2026 Interim Consolidated Financial Statements and Notes	March 31, 2026

The following table provides information on each segment's statement of financial position in the format that management organizes its segments to make operating decisions and assess performance and reconciles Brookfield Renewable's proportionate results to the consolidated statements of financial position by aggregating the components comprising from Brookfield Renewable's investments in associates and reflecting the portion of each line item attributable to non-controlling interests:

	Attributable to Unitholders									Contribution from equity-accounted investments	Attributable to non- controlling interests	As per IFRS financials
	Hydroelectric			Wind	Utility-scale solar	Distributed energy & storage	Sustainable solutions	Corporate	Total
(MILLIONS)	North America	Brazil	Colombia
As at March 31, 2026
Cash and cash equivalents	$60	$65	$104	$252	$185	$68	$33	$5	$772	$(116)	$1,468	$2,124
Property, plant and equipment	14,487	1,478	5,847	5,440	3,785	1,865	328	—	33,230	(2,487)	38,761	69,504
Total assets	16,011	1,767	6,464	7,585	5,941	2,696	1,829	110	42,403	(2,138)	57,976	98,241
Total liabilities	9,933	533	4,203	5,594	4,324	1,479	291	5,888	32,245	(2,138)	32,892	62,999
As at December 31, 2025
Cash and cash equivalents	$200	$46	$19	$268	$169	$136	$40	$85	$963	$(141)	$1,271	$2,093
Property, plant and equipment	15,227	1,428	5,765	5,464	3,684	1,700	326	—	33,594	(2,503)	39,365	70,456
Total assets	16,492	1,687	6,305	7,545	6,041	2,576	1,801	169	42,616	(2,056)	58,141	98,701
Total liabilities	10,035	520	4,075	5,811	4,264	1,833	311	4,941	31,790	(2,056)	33,993	63,727

Brookfield Renewable Partners L.P.	Q1 2026 Interim Consolidated Financial Statements and Notes	March 31, 2026

Geographical Information
The following table presents consolidated revenue split by reportable segment for the three months ended March 31:

	Three months ended March 31
(MILLIONS)	2026	2025
Hydroelectric
North America	$329	$317
Brazil	67	51
Colombia	316	340
	712	708
Wind	390	442
Utility-scale solar	279	298
Distributed energy & storage	133	132
	$1,514	$1,580
The following table presents consolidated property, plant and equipment and equity-accounted investments split by geography region:

(MILLIONS)	March 31, 2026	December 31, 2025
United States	$28,743	$30,427
Colombia	15,626	15,375
Canada	7,908	7,974
Brazil	4,850	4,648
Europe	6,034	6,032
Asia–Pacific	8,933	8,954
Other	1,121	1,133
	$73,215	$74,543

6. INCOME TAXES
Brookfield Renewable's effective income tax rate was 10.6% for the three months ended March 31, 2026 (2025: 44.3%). The effective tax rate is different than the statutory rate primarily due to changes in tax assets not recognized and non-deductible interest expense.

Brookfield Renewable Partners L.P.	Q1 2026 Interim Consolidated Financial Statements and Notes	March 31, 2026

7. PROPERTY, PLANT AND EQUIPMENT
The following table presents a reconciliation of property, plant and equipment at fair value:

(MILLIONS)	Hydroelectric	Wind	Solar	Other(1)	Total(2)(3)
Property, plant and equipment, at fair value
As at December 31, 2025	$35,782	$14,524	$11,217	$2,694	$64,217
Additions	37	177	158	5	377
Transfer from construction work-in-progress	9	104	240	25	378
Transfer to assets held for sale	(1,670)	(129)	(16)	—	(1,815)
Items recognized through OCI:
Change in fair value	(25)	—	—	1	(24)
Foreign exchange	331	64	86	42	523
Items recognized through net income:
Change in fair value	—	(1)	32	—	31
Depreciation	(170)	(202)	(141)	(35)	(548)
As at March 31, 2026	$34,294	$14,537	$11,576	$2,732	$63,139

Construction work-in-progress
As at December 31, 2025	$341	$2,449	$3,115	$334	$6,239
Additions	6	212	409	230	857
Transfer to property, plant and equipment	(9)	(104)	(240)	(25)	(378)
Items recognized through OCI:
Change in fair value	—	(150)	(17)	—	(167)
Foreign exchange	2	(18)	(26)	(5)	(47)
Items recognized through net income (loss):
Change in fair value	—	(15)	(124)	—	(139)
As at March 31, 2026	$340	$2,374	$3,117	$534	$6,365
Total property, plant and equipment, at fair value
As at December 31, 2025(2)(3)	$36,123	$16,973	$14,332	$3,028	$70,456
As at March 31, 2026(2)(3)	$34,634	$16,911	$14,693	$3,266	$69,504
(1)Includes battery storage.
(2)Includes right-of-use assets not subject to revaluation of $62 million (2025: $42 million) in hydroelectric, $293 million (2025: $297 million) in wind and $540 million (2025: $531 million) in solar.
(3)Includes land not subject to revaluation of $148 million (2025: $208 million) in hydroelectric, $48 million (2025: $47 million) in wind, $153 million (2025: $149 million) in solar, and $11 million (2025: $6 million) in other.

During the period, Brookfield Renewable, together with its institutional partners, completed the acquisitions of the following investments. They are accounted for as asset acquisitions as they do not constitute business combinations under IFRS 3:

Region	Technology	Capacity	Amount recognized in Property, Plant and Equipment	Brookfield Renewable Economic Interest
U.S.	Distributed energy & storage	30 MW	$52 million	20%
U.S.	Wind	201 MW	$28 million	14%

Brookfield Renewable Partners L.P.	Q1 2026 Interim Consolidated Financial Statements and Notes	March 31, 2026

8. BORROWINGS
Corporate Borrowings
The composition of corporate borrowings is presented in the following table:

	March 31, 2026				December 31, 2025
	Weighted-average				Weighted-average
(MILLIONS EXCEPT AS NOTED)	Interest rate (%)	Term (years)	Carrying value	Estimated fair value	Interest rate (%)	Term (years)	Carrying value	Estimated fair value
Credit facilities	5.2	4	$200	$200	N/A	5	$—	$—
Commercial paper	4.2	<1	823	823	4.3	<1	194	194
Medium Term Notes:
Series 4 (C$150)	5.8	11	108	117	5.8	11	109	120
Series 10 (C$500)	3.6	<1	359	360	3.6	1	364	366
Series 11 (C$475)	4.3	3	341	347	4.3	3	346	354
Series 12 (C$475)	3.4	4	341	337	3.4	4	346	344
Series 13 (C$300)	4.3	24	216	184	4.3	24	219	193
Series 14 (C$425)	3.3	24	305	219	3.3	25	310	229
Series 15 (C$400)(1)	5.9	7	287	313	5.9	7	291	320
Series 16 (C$400)	5.3	8	287	303	5.3	8	291	310
Series 17 (C$500)	5.3	28	359	353	5.3	28	364	370
Series 18 (C$300)	5.0	9	216	222	5.0	9	219	227
Series 19 (C$450)	4.5	10	323	320	4.5	10	328	328
Series 20 (C$500)	5.2	30	359	347	—	—	—	—
	4.6	13	3,501	3,422	4.5	12	3,187	3,161
Hybrid Notes:
Fixed to fixed subordinated (C$200)	5.5	29	144	143	5.5	29	146	147
Fixed to fixed subordinated (C$250)	5.4	29	180	179	5.4	30	182	184
	5.4	29	324	322	5.4	30	328	331
Total corporate borrowings			4,848	$4,767			3,709	$3,686
Add: Unamortized premiums(2)			1				1
Less: Unamortized financing fees(2)			(24)				(24)
Less: Current portion			(1,182)				(194)
			$3,643				$3,492
(1)Includes $7 million (2025: $7 million) outstanding to an associate of Brookfield. Refer to Note 19 - Related party transactions for more details.
(2)Unamortized premiums and financing fees are amortized over the terms of the borrowing.
Credit facilities and commercial paper
Brookfield Renewable had $823 million of commercial paper outstanding as at March 31, 2026 (2025: $194 million).
Brookfield Renewable issues letters of credit from its corporate credit facilities for general corporate purposes which include, but are not limited to, security deposits, performance bonds and guarantees for debt service reserve accounts. See Note 18 – Commitments, contingencies and guarantees for letters of credit issued by subsidiaries.

Brookfield Renewable Partners L.P.	Q1 2026 Interim Consolidated Financial Statements and Notes	March 31, 2026

The following table summarizes the available portion of corporate credit facilities:

(MILLIONS)	March 31, 2026	December 31, 2025
Authorized corporate credit facilities and related party credit facilities(1)	$2,450	$2,450
Draws on corporate credit facilities(1)	(200)	—
Authorized letter of credit facility	450	450
Issued letters of credit	(427)	(414)
Available portion of corporate credit facilities	$2,273	$2,486
(1)Amounts are guaranteed by Brookfield Renewable.

Medium-term notes and Hybrid notes
Corporate borrowings are obligations of a finance subsidiary of Brookfield Renewable, Brookfield Renewable Partners ULC (“Canadian Finco”) (Note 20 – Subsidiary public issuers). Canadian Finco may redeem some or all of the borrowings from time to time, pursuant to the terms of the indenture. The balance is payable upon maturity, and interest on corporate borrowings is paid semi-annually. The term notes payable by Canadian Finco are unconditionally guaranteed by Brookfield Renewable, Brookfield Renewable Energy L.P. (“BRELP”) and certain other subsidiaries.
During the first quarter of 2026, Brookfield Renewable issued C$500 million of Series 20 medium-term notes. The medium-term notes have a fixed interest rate of 5.20% and a maturity date of January 15, 2056. The Series 20 medium-term notes are corporate-level green bonds.
Non-recourse borrowings
Non-recourse borrowings are typically asset-specific, long-term, non-recourse borrowings denominated in the domestic currency of the subsidiary. Non-recourse borrowings in North America and Europe consist of both fixed and floating interest rate debt indexed to the Secured Overnight Financing Rate (“SOFR”), the Sterling Overnight Index Average (“SONIA”), the Euro Interbank Offered Rate (“EURIBOR”) and the Canadian Overnight Repo Rate Average (“CORRA”). Brookfield Renewable uses interest rate swap agreements in North America and Europe to minimize its exposure to floating interest rates. Non-recourse borrowings in Brazilian consist of floating interest rates of Taxa de Juros de Longo Prazo (“TJLP”), the Brazil National Bank for Economic Development’s long-term interest rate, or Interbank Deposit Certificate rate (“CDI”), plus a margin. Non-recourse borrowings in Colombia consist of both fixed and floating interest rates indexed to Indicador Bancario de Referencia rate (“IBR”), the Banco Central de Colombia short-term interest rate, and Colombian Consumer Price Index (“IPC”), Colombia inflation rate, plus a margin. Non-Recourse borrowings in India consist of both fixed and floating interest indexed to Prime lending rate of lender (“MCLR”). Non-recourse borrowings in China consist of floating interest rates of People's Bank of China (“PBOC”). Non-recourse borrowings in South Korea consist of both fixed and floating interest rates indexed to the certificate deposit rate published by the Korea Financial Investment Association (“KOFIA”). Non-recourse borrowings in Australia consist of both fixed and floating interest rates indexed to the Bank Bill Swap Bid Rate (“BBSY”).

Brookfield Renewable Partners L.P.	Q1 2026 Interim Consolidated Financial Statements and Notes	March 31, 2026

The composition of non-recourse borrowings is presented in the following table:

	March 31, 2026				December 31, 2025
	Weighted-average				Weighted-average
(MILLIONS EXCEPT AS NOTED)	Interest rate (%)	Term (years)	Carrying value	Estimated fair value	Interest rate (%)	Term (years)	Carrying value	Estimated fair value
Non-recourse borrowings(1)(2)(3)
Hydroelectric	7.3	8	$10,843	$10,770	6.9	8	$11,235	$11,229
Wind	5.1	7	8,482	8,412	5.0	8	8,191	8,147
Utility-scale solar	5.5	8	9,449	9,395	5.8	8	8,838	8,806
Distributed energy & storage	5.7	5	2,934	3,003	5.7	4	2,802	2,869
Sustainable solutions	7.3	3	409	409	7.4	3	489	489
Total	6.0	7	$32,117	$31,989	6.0	8	$31,555	$31,540
Less: Unamortized premiums and discounts(4)			(168)				(181)
Less: Unamortized financing fees(4)			(174)				(168)
Less: Current portion			(6,822)				(7,384)
			$24,953				$23,822
(1)Includes $1,717 million (2025: $1,569 million) borrowed under a subscription facility of a Brookfield sponsored private fund.
(2)Includes $57 million (2025: $58 million) outstanding to an associate of Brookfield. Refer to Note 19 - Related party transactions.
(3)During the second quarter of 2025, subsidiaries of Brookfield Renewable, alongside related parties, became party to a non-recourse credit facility with third party lenders. Brookfield Renewable agreed that its subsidiaries would support their portion of any draws or repayments under the credit facility.
(4)Unamortized premiums, discounts and financing fees are amortized over the terms of the borrowing.
Supplemental Information
The following table outlines changes in Brookfield Renewable’s borrowings as at March 31, 2026:

(MILLIONS)	Corporate borrowings	Non-recourse borrowings

As at December 31, 2025	$3,686	$31,206
Net cash flows from financing activities(1)	1,188	1,073
Non-cash
Transfer to liabilities held for sale	—	(752)
Foreign exchange	(51)	165
Other(2)(3)	2	83
As at March 31, 2026	$4,825	$31,775
(1)Excludes $86 million of net cash flow from financing activities related to tax equity recorded on the consolidated statements of cash flows.
(2)Includes amortization of unamortized premiums, discounts and financing fees.
(3)Includes $21 million (2025: $545 million) of non-recourse borrowings acquired through asset acquisitions.
9. NON-CONTROLLING INTERESTS
Brookfield Renewable`s non-controlling interests are comprised of the following:

(MILLIONS)	March 31, 2026	December 31, 2025
Participating non-controlling interests – in operating subsidiaries	$25,114	$24,164
General partnership interest in a holding subsidiary held by Brookfield	48	52
Participating non-controlling interests – in a holding subsidiary – Redeemable/Exchangeable units held by Brookfield	2,368	2,524
BEPC exchangeable shares and class A.2 exchangeable shares	2,221	2,330
Preferred equity	555	563
Perpetual subordinated notes	737	737
	$31,043	$30,370

Brookfield Renewable Partners L.P.	Q1 2026 Interim Consolidated Financial Statements and Notes	March 31, 2026

Participating non-controlling interests – in operating subsidiaries
The net change in participating non-controlling interests – in operating subsidiaries is as follows:

(MILLIONS)	Interests held by third parties	As at December 31, 2025	Net income (loss)	Other comprehensive income (loss)	Capital contributions	Return of capital	Distributions	Change in Ownership	Other	As at March 31, 2026
Brookfield Americas Infrastructure Fund	78%	$39	$—	$—	$—	$—	$—	$—	$9	$48
Brookfield Infrastructure Fund II	43% - 60%	1,171	(33)	(20)	—	—	(232)	—	10	896
Brookfield Infrastructure Fund III	35% - 71%	975	(38)	(45)	—	—	(2)	—	—	890
Brookfield Infrastructure Fund IV	75%	1,541	(6)	47	26	—	(16)	—	(2)	1,590
Brookfield Infrastructure Fund V	72%	1,760	(29)	(20)	—	—	—	—	—	1,711
Brookfield Infrastructure Income Fund	3% - 25%	1,092	(13)	11	—	—	(5)	—	(4)	1,081
Brookfield Global Transition Fund I	77% - 80%	6,385	106	(315)	225	(206)	(77)	—	(108)	6,010
Brookfield Global Transition Fund II	72% - 77%	1,607	(65)	2	1,688	(140)	(21)	—	(55)	3,016
Neoen institutional partners	24% - 38%	2,139	(50)	62	—	—	—	—	(32)	2,119
Canadian Hydroelectric Portfolio	50%	1,341	7	(18)	—	—	(13)	—	1	1,318
The Catalyst Group	25%	196	1	—	—	—	—	—	1	198
Isagen institutional partners	54%	4,268	2	107	—	—	(35)	—	—	4,342
Isagen public non-controlling interests	0.3%	24	—	1	—	—	—	—	—	25
Other	1.3% - 50%	1,626	27	(27)	129	(3)	(10)	131	(3)	1,870
Total		$24,164	$(91)	$(215)	$2,068	$(349)	$(411)	$131	$(183)	$25,114

Brookfield Renewable Partners L.P.	Q1 2026 Interim Consolidated Financial Statements and Notes	March 31, 2026

General partnership interest in a holding subsidiary held by Brookfield, Participating non-controlling interests – in a holding subsidiary – Redeemable/Exchangeable units held by Brookfield, Class A exchangeable shares of Brookfield Renewable Corporation held by public shareholders and Brookfield Holders and Class A.2 exchangeable shares of Brookfield Renewable Holdings Corporation held by Brookfield Holders.
Brookfield, as the owner of the 1% GP interest in BRELP, is entitled to regular distributions plus an incentive distribution based on the amount by which quarterly distributions exceed specified target levels. As at March 31, 2026, to the extent that LP unit distributions exceed $0.20 per LP unit per quarter, the incentive is 15% of distributions above this threshold. To the extent that quarterly LP unit distributions exceed $0.2253 per LP unit per quarter, the incentive distribution is equal to 25% of distributions above this threshold. Incentive distributions of $41 million were declared during the three months ended March 31, 2026 (2025: $37 million).
Consolidated equity includes Redeemable/Exchangeable partnership units, BEPC exchangeable shares, class A.2 exchangeable shares and the GP interest. The Redeemable/Exchangeable partnership units and the GP interest are held 100% by Brookfield, the BEPC exchangeable shares and class A.2 exchangeable shares are held 25% by Brookfield Holders, with the remainder held by public shareholders. The Redeemable/Exchangeable partnership units, BEPC exchangeable shares and class A.2 exchangeable shares provide the holder, at its discretion, with the right to redeem these units or shares, respectively, for cash consideration. Since this redemption right is subject to Brookfield Renewable’s right, at its sole discretion, to satisfy the redemption request with LP units of Brookfield Renewable, or in the case of class A.2 exchangeable shares, BEPC exchangeable shares or LP units, at the election of Brookfield, rather than cash, on a one-for-one basis, the Redeemable/Exchangeable partnership units, BEPC exchangeable shares and class A.2 exchangeable shares are classified as equity in accordance with IAS 32, Financial Instruments: Presentation. Refer to Note 19 - Related party transactions for more details.
The Redeemable/Exchangeable partnership units, BEPC exchangeable shares, class A.2 exchangeable shares and the GP interest are presented as non-controlling interests since they relate to equity in a subsidiary that is not attributable, directly or indirectly, to Brookfield Renewable. During the three months ended March 31, 2026, exchangeable shareholders of BEPC exchanged nil BEPC exchangeable shares (2025: 35,313 BEPC exchangeable shares) for an equivalent number of LP units amounting to nil (2025: less than $1 million). No Redeemable/Exchangeable partnership units or class A.2 exchangeable shares have been redeemed.
The Redeemable/Exchangeable partnership units issued by BRELP, the BEPC exchangeable shares issued by BEPC and the class A.2 exchangeable shares issued by BRHC have the same economic attributes in all respects to the LP units issued by Brookfield Renewable, except for the redemption rights described above. The Redeemable/Exchangeable partnership units, BEPC exchangeable shares, class A.2 exchangeable shares and the GP interest, excluding incentive distributions, participate in earnings and distributions on a per unit basis equivalent to the per unit participation of the LP units of Brookfield Renewable.
As at March 31, 2026, Redeemable/Exchangeable partnership units, BEPC exchangeable shares and class A.2 exchangeable shares on a combined basis and units of GP interest outstanding were 194,487,939 units (December 31, 2025: 194,487,939 units), 182,381,589 shares (December 31, 2025: 179,604,793 shares), and 3,977,260 units (December 31, 2025: 3,977,260 units), respectively.
During the first quarter of 2026, Brookfield Renewable established an at-the-market (“ATM”) equity program under which it may, at its discretion, offer and sell up to $400 million of BEPC exchangeable shares directly from treasury. During the three months ended March 31, 2026, 2,776,796 BEPC exchangeable shares were issued for gross proceeds of approximately $115 million.
In December 2025, Brookfield Renewable renewed its normal course issuer bid in connection with its outstanding BEPC exchangeable shares. Brookfield Renewable is authorized to repurchase up to 7,244,255 BEPC exchangeable shares, representing 5% of its issued and outstanding BEPC exchangeable shares. The bid will expire on December 17, 2026, or earlier should Brookfield Renewable complete its repurchases prior to such date. There were no BEPC exchangeable shares repurchased during the three months ended March 31, 2026 and 2025.

Brookfield Renewable Partners L.P.	Q1 2026 Interim Consolidated Financial Statements and Notes	March 31, 2026

Distributions
The composition of the distributions for the three months ended March 31 is presented in the following table:

	Three months ended March 31
(MILLIONS)	2026	2025
General partnership interest in a holding subsidiary held by Brookfield	$2	$2
Incentive distribution	41	37
	43	39
Participating non-controlling interests – in a holding subsidiary – Redeemable/Exchangeable units held by Brookfield	75	74
BEPC exchangeable shares and class A.2 exchangeable shares held by
Brookfield Holders	18	17
External shareholders	53	51
Total BEPC exchangeable shares and class A.2 exchangeable shares	71	68
	$189	$181
Preferred equity
Brookfield Renewable's preferred equity consists of Class A Preference Shares of Brookfield Renewable Power Preferred Equity Inc. ("BRP Equity") as follows:

(MILLIONS EXCEPT AS NOTED)	Shares outstanding	Cumulative distribution rate (%)	Earliest permitted redemption date	Distributions declared for the three months ended March 31		Carrying value as at

				2026	2025	March 31, 2026	December 31, 2025
Series 1 (C$209)	8.37	5.20	April 2025	$2	$1	$150	$152
Series 2 (C$40)(1)	1.59	5.17	April 2025	1	1	28	29
Series 3 (C$249)	9.96	6.52	July 2024	3	2	178	180
Series 5 (C$103)	4.11	5.00	April 2018	1	1	74	75
Series 6 (C$175)	7.00	5.00	July 2018	1	2	125	127
	31.03			$8	$7	$555	$563
(1)Dividend rate represents annualized distribution based on the most recent quarterly floating rate.
Distributions paid during the three months ended March 31, 2026, totaled $7 million (2025: $7 million).
The Class A Preference Shares do not have a fixed maturity date and are not redeemable at the option of the holders. As at March 31, 2026, none of the issued Class A Preference Shares have been redeemed by BRP Equity.
In December 2025, the Toronto Stock Exchange accepted notice of BRP Equity’s intention to renew the normal course issuer bid in connection with its outstanding Class A Preference Shares for another year to December 17, 2026, or earlier should the repurchases be completed prior to such date. Under this normal course issuer bid, BRP Equity is permitted to repurchase up to 10% of the total public float for each respective series of the Class A Preference Shares. There were no repurchases of Class A Preference Shares during the three ended March 31, 2026 and 2025.
Perpetual subordinated notes
Brookfield Renewable's perpetual subordinated notes consists:

(MILLIONS EXCEPT AS NOTED)	Notes outstanding	Interest rate (%)	Earliest permitted redemption date	Interest expense for the three months ended March 31		Carrying value as at

Issuance date				2026	2025	March 31, 2026	December 31, 2025
April, 2021	14.00	4.63	April, 2026	$4	$4	$340	$340
December, 2021	10.40	4.88	December, 2026	3	3	252	252
March, 2024	6.00	7.25	March, 2029	3	3	145	145
	30.40			$10	$10	$737	$737
Distributions paid during the three months ended March 31, 2026, totaled $10 million (2025: $10 million).

Brookfield Renewable Partners L.P.	Q1 2026 Interim Consolidated Financial Statements and Notes	March 31, 2026

10. PREFERRED LIMITED PARTNERS' EQUITY
Brookfield Renewable’s preferred limited partners’ equity comprises of Class A Preferred units as follows:

(MILLIONS, EXCEPT AS NOTED)	Shares outstanding	Cumulative distribution rate (%)	Earliest permitted redemption date	Distributions declared for the three months ended March 31		Carrying value as at
				2026	2025	March 31, 2026	December 31, 2025
Series 7 (C$175)	—	—	January 2026	—	2	—	128
Series 13 (C$250)	10.00	6.05	April 2028	3	3	196	196
Series 17 ($200)	8.00	5.25	March 2025	3	2	195	195
Series 18 (C$150)	6.00	5.50	April 2027	1	1	115	115
	24.00			$7	$8	$506	$634
Distributions paid during the three months ended March 31, 2026, totaled $7 million (2025: $8 million).
During the first quarter of 2026, Brookfield Renewable redeemed all of the outstanding units of Series 7 Preferred Limited Partnership units for C$175 million.
Class A Preferred LP Units - Normal Course Issuer Bid
In December 2025, the Toronto Stock Exchange accepted notice of Brookfield Renewable's intention to renew the normal course issuer bid in connection with the outstanding Class A Preferred Limited Partnership Units for another year to December 17, 2026, or earlier should the repurchases be completed prior to such date. Under this normal course issuer bid, Brookfield Renewable is permitted to repurchase up to 10% of the total public float for each respective series of its Class A Preferred Limited Partnership Units. No units were repurchased during the three months ended March 31, 2026 and 2025.
11. LIMITED PARTNERS' EQUITY
Limited partners’ equity
During the first quarter of 2026, Brookfield Renewable established an at-the-market (“ATM”) equity program under which it may, at its discretion, offer and sell up to $400 million of BEPC exchangeable shares directly from treasury. During the three months ended March 31, 2026, 2,776,796 BEPC exchangeable shares were issued for gross proceeds of approximately $115 million.
In December 2025, Brookfield Renewable renewed its normal course issuer bid in connection with its LP units. Brookfield Renewable is authorized to repurchase up to 15,296,104 LP units, representing 5% of its issued and outstanding LP units. The bid will expire on December 17, 2026, or earlier should Brookfield Renewable complete its repurchases prior to such date. In 2026, we utilized proceeds generated from the ATM equity program to repurchase and cancel LP units. During the three months ended March 31, 2026, there were 2,776,796 LP units (2025: 1,172,375 LP units) repurchased and cancelled under Brookfield Renewable’s normal course issuer bid at a total cost of approximately $87 million (2025: $26 million).
As at March 31, 2026, 303,275,965 LP units were outstanding (December 31, 2025: 305,987,962 LP units) including 81,306,719 LP units (December 31, 2025: 81,306,719 LP units) held by Brookfield Holders. Brookfield owns all general partnership interests in Brookfield Renewable representing a 0.01% interest.
During the three months ended March 31, 2026, 64,799 LP units (2025: 71,234 LP units) were issued under the distribution reinvestment plan at a total value of $2 million (2025: $2 million).
During the three months ended March 31, 2026, exchangeable shareholders of BEPC exchanged nil BEPC exchangeable shares (2025: 35,313 BEPC exchangeable shares) for an equivalent number of LP units amounting to nil (2025: less than $1 million).
As at March 31, 2026, Brookfield Holders held a direct and indirect interest of approximately 47% of Brookfield Renewable on a fully-exchanged basis. Brookfield Holders held a direct and indirect interest of 320,608,493 LP units, Redeemable/Exchangeable partnership units, BEPC exchangeable shares and class A.2 exchangeable shares, on a combined basis, and the remaining is held by public investors.
On an unexchanged basis, Brookfield Holders hold a 27% direct limited partnership interest in Brookfield Renewable, a 39% direct interest in BRELP through the ownership of Redeemable/Exchangeable partnership units, a direct 1% GP

Brookfield Renewable Partners L.P.	Q1 2026 Interim Consolidated Financial Statements and Notes	March 31, 2026

interest in BRELP and a 25% direct and indirect interest in the BEPC exchangeable shares and class A.2 exchangeable shares of BEPC as at March 31, 2026.

Distributions
The composition of distributions declared for the three months ended March 31 are presented in the following table:

	Three months ended March 31
(MILLIONS)	2026	2025
Brookfield Holders	$32	$28
External LP unitholders	87	80
	$119	$108
In January 2026, distributions to unitholders were increased to $1.568 per LP unit on an annualized basis, an increase of $0.07 per LP unit, which took effect on the distribution paid in March 2026.
Distributions paid during the three months ended March 31, 2026 totaled $119 million (2025: $103 million).
12. GOODWILL
The following table provides a reconciliation of goodwill for the three months ended March 31, 2026:

(MILLIONS)	Total
Balance, as at December 31, 2025	$6,019
Foreign exchange and other	26
Balance, as at March 31, 2026	$6,045

Brookfield Renewable Partners L.P.	Q1 2026 Interim Consolidated Financial Statements and Notes	March 31, 2026

13. EQUITY-ACCOUNTED INVESTMENTS
The following table outlines the changes in Brookfield Renewable’s equity-accounted investments for the three months ended March 31, 2026:

(MILLIONS)	Total
Balance, as at December 31, 2025	$4,087
Investments(1)	18
Disposals(2)	(196)
Share of net earnings	21
Share of other comprehensive income	(28)
Dividends received	(87)
Foreign exchange translation and other(3)	(104)
Balance as at March 31, 2026	$3,711
(1)Includes an increase in ownership as a result of the capitalization of a shareholder loan in connection with a U.K. distributed generation joint venture that was originally due from the joint venture. Refer to Note 2 - Disposal of assets for more details
(2)Includes the sale of shares in a renewable operating and development platform in India. Refer to Note 2 - Disposal of assets for more details.
(3)Includes the decrease in the underlying net assets of a strategic partnership formed with a renewable energy operator and developer in South America. Refer to Note 19 - Related party transactions for more details.
The following table presents the ownership interests and carrying values of Brookfield Renewable’s investments in associates and joint ventures, all of which are accounted for using the equity method:

	Ownership Interest		Carrying Value
	March 31, 2026	December 31, 2025	March 31, 2026	December 31, 2025
Hydroelectric	22%-50%	22%-50%	$433	$517
Wind	25%-50%	25%-50%	834	1,016
Utility-scale solar	25%-65%	25%-65%	1,331	1,398
Distributed energy & storage	13%-80%	13%-67%	550	597
Sustainable solutions	4%-67%	4%-67%	563	559
			$3,711	$4,087
14. CASH AND CASH EQUIVALENTS
Brookfield Renewable’s cash and cash equivalents are as follows:

(MILLIONS)	March 31, 2026	December 31, 2025
Cash	$1,641	$1,493
Short-term deposits	380	480
Cash subject to restriction	103	120
	$2,124	$2,093
15. RESTRICTED CASH
Brookfield Renewable’s restricted cash is as follows:

(MILLIONS)	March 31, 2026	December 31, 2025
Operations	$201	$202
Credit obligations	230	161
Capital expenditures and development projects	58	5
Total	489	368
Less: non-current	(147)	(148)
Current	$342	$220

Brookfield Renewable Partners L.P.	Q1 2026 Interim Consolidated Financial Statements and Notes	March 31, 2026

16. TRADE RECEIVABLES AND OTHER CURRENT ASSETS
Brookfield Renewable's trade receivables and other current assets are as follows:

(MILLIONS)	March 31, 2026	December 31, 2025
Trade receivables	$979	$920
Tax receivables	345	377
Sales taxes receivables	241	208
Prepaids and other	200	207
Short-term deposits and advances	151	142
Inventory	142	177
Collateral deposits(1)	105	151
Current portion of contract asset	74	74
Other short-term receivables	362	286
	$2,599	$2,542
(1)Collateral deposits are related to energy derivative contracts that Brookfield Renewable enters into in order to mitigate the exposure to wholesale market electricity prices on the future sale of uncontracted generation, as part of Brookfield Renewable's risk management strategy.
Brookfield Renewable primarily receives monthly payments for invoiced power purchase agreement revenues and has no significant aged receivables as of the reporting date. Receivables from contracts with customers are reflected in Trade receivables.
17. ACCOUNTS PAYABLE AND ACCRUED LIABILITIES
Brookfield Renewable's accounts payable and accrued liabilities are as follows:

(MILLIONS)	March 31, 2026	December 31, 2025
Accounts payable	$972	$959
Operating accrued liabilities	492	624
Interest payable on borrowings	320	247
Income tax payable	75	85
LP Unitholders distributions, preferred limited partnership unit distributions, preferred dividends payable, perpetual subordinate notes distributions and exchange shares dividends(1)	66	65
Current portion of contract liability	67	63
Current portion of lease liabilities	47	53
Other	161	150
	$2,200	$2,246
(1)Includes amounts payable only to external LP unitholders and BEPC exchangeable shareholders. Amounts payable to Brookfield Holders are included in due to related parties.

18. COMMITMENTS, CONTINGENCIES AND GUARANTEES
Commitments
In the course of its operations, Brookfield Renewable and its subsidiaries have entered into agreements for the use of water, land and dams. Payment under those agreements varies with the amount of power generated. The various agreements can be renewed and are extendable up to 2089.
In the normal course of business, Brookfield Renewable will enter into capital expenditure commitments which primarily relate to contracted project costs for various growth initiatives. As at March 31, 2026, Brookfield Renewable had $5,721 million (2025: $4,770 million) of capital expenditure commitments outstanding of which $2,509 million is payable in 2026, $2,132 million is payable in 2027, $900 million is payable in 2028 to 2030, and $180 million thereafter.

Brookfield Renewable Partners L.P.	Q1 2026 Interim Consolidated Financial Statements and Notes	March 31, 2026

The following table lists the assets and portfolio of assets that Brookfield Renewable, together with institutional partners have agreed to acquire which are subject to customary closing conditions as at March 31, 2026:

Region	Technology	Capacity	Consideration	Brookfield Renewable Economic Interest	Expected Close
South Korea	Utility-scale solar	244 MW development	KRW70 billion ($50 million)	25%	Q1 2032
China	Wind	201 MW development	CNY533 million ($74 million)	20%	H2 2026
Canada	Utility-scale solar, wind, hydroelectric, battery energy storage systems	8.2 GW development 3.8 GW operating	C$37.25 per share, implying an enterprise value of C$9.0 billion ($6.5 billion) for Boralex	Approximately 18%	Q4 2026
An integral part of Brookfield Renewable’s strategy is to participate with institutional partners in Brookfield-sponsored private equity funds that target acquisitions that suit Brookfield Renewable’s profile. In the normal course of business, Brookfield Renewable has made commitments to Brookfield-sponsored private equity funds to participate in these target acquisitions in the future, if and when identified. From time to time, in order to facilitate investment activities in a timely and efficient manner, Brookfield Renewable will fund deposits or incur other costs and expenses (including by use of loan facilities to consummate, support, guarantee or issue letters of credit) in respect of an investment that ultimately will be shared with or made entirely by Brookfield sponsored vehicles, consortiums and/or partnerships (including private funds, joint ventures and similar arrangements), Brookfield Renewable, or by co-investors.
Contingencies
Brookfield Renewable and its subsidiaries are subject to various legal proceedings, arbitrations and actions arising in the normal course of business. While the final outcome of such legal proceedings and actions cannot be predicted with certainty, it is the opinion of management that the resolution of such proceedings and actions will not have a material impact on Brookfield Renewable’s consolidated financial position or results of operations.
Brookfield Renewable, on behalf of Brookfield Renewable’s subsidiaries, and the subsidiaries themselves have provided letters of credit, which include, but are not limited to, guarantees for debt service reserves, capital reserves, construction completion and performance. The activity on the issued letters of credit by Brookfield Renewable can be found in Note 8 – Borrowings.
Brookfield Renewable, along with institutional partners, has provided letters of credit, which include, but are not limited to, guarantees for debt service reserves, capital reserves, construction completion and performance as it relates to interests in the Brookfield Americas Infrastructure Fund, the Brookfield Infrastructure Fund II, Brookfield Infrastructure Fund III, Brookfield Infrastructure Fund IV, Brookfield Infrastructure Fund V, Brookfield Global Transition Fund I, Brookfield Global Transition Fund II and The Catalytic Transition Fund. Brookfield Renewable’s subsidiaries have similarly provided letters of credit, which include, but are not limited to, guarantees for debt service reserves, capital reserves, construction completion and performance.
Letters of credit issued by Brookfield Renewable along with institutional partners and its subsidiaries were as at the following dates:

(MILLIONS)	March 31, 2026	December 31, 2025
Brookfield Renewable along with institutional partners	$84	$93
Brookfield Renewable's subsidiaries	4,589	4,306
	$4,673	$4,399

Brookfield Renewable Partners L.P.	Q1 2026 Interim Consolidated Financial Statements and Notes	March 31, 2026

Guarantees
In the normal course of operations, Brookfield Renewable and its subsidiaries execute agreements that provide for indemnification and guarantees to third-parties and Brookfield Corporation, of transactions such as business dispositions, capital project purchases, business acquisitions, power marketing activities such as purchase and sale agreements, swap agreements, credit facilities of certain Brookfield private funds and that are also secured by committed capital of our third-party institutional partners, and sales and purchases of assets and services. Brookfield Renewable has also agreed to indemnify its directors and certain of its officers and employees. The nature of substantially all of the indemnification undertakings prevents Brookfield Renewable from making a reasonable estimate of the maximum potential amount that Brookfield Renewable could be required to pay third parties as the agreements do not always specify a maximum amount and the amounts are dependent upon the outcome of future contingent events, the nature and likelihood of which cannot be determined at this time. Historically, neither Brookfield Renewable nor its subsidiaries have made material payments under such indemnification agreements.
19. RELATED PARTY TRANSACTIONS
Brookfield Renewable’s related party transactions are recorded at the exchange amount and are primarily with Brookfield and its related parties.
Brookfield Corporation has provided a $400 million committed unsecured revolving credit facility maturing in December 2030 and the draws bear interest at Secured Overnight Financing Rate plus a margin of 1.80%. During the current period, there were no draws on the committed unsecured revolving credit facility provided by Brookfield Corporation.
Brookfield Corporation may from time to time place funds on deposit with Brookfield Renewable, which are repayable on demand including any interest accrued. There were nil funds placed on deposit with Brookfield Renewable as at March 31, 2026 (December 31, 2025: nil). The interest expense on the Brookfield Corporation revolving credit facility and deposit for the three months ended March 31, 2026 totaled nil (2025: nil).
From time to time Brookfield Renewable may enter into short-term arrangements with private funds consolidated by Brookfield that permit such entities to place funds on deposit with Brookfield Renewable up to a limit of $750 million per deposit. Interest earned or incurred on such deposits is between the interest rate that would otherwise be payable by Brookfield Renewable under its commercial paper program or credit facilities with unrelated parties and the interest rate that would otherwise be available to the applicable depositing party in similar transactions on an arms’ length basis with unrelated parties. As at March 31, 2026, there were $83 million (2025: $268 million) of funds placed on deposit with Brookfield Renewable, which carries an interest rate of 3.11% to 3.84%. Deposits placed are reflected within due to related parties on the consolidated statements of financial position. Interest expense paid on the deposits for the three months ended March 31, 2026 totaled less than $1 million (2025: less than $1 million).
Brookfield Renewable participates with institutional partners in Brookfield Americas Infrastructure Fund, Brookfield Infrastructure Fund II, Brookfield Infrastructure Fund III, Brookfield Infrastructure Fund IV, Brookfield Infrastructure Fund V, Brookfield Infrastructure Income Fund, Brookfield Infrastructure Debt Fund, Brookfield Global Transition Fund I, Brookfield Global Transition Fund II, and The Catalytic Transition Fund (“Private Funds”). Brookfield Renewable, together with our institutional partners, has access to financing under Brookfield sponsored credit facilities.
From time to time, Brookfield Wealth Solutions and its related entities may agree to provide financing to Brookfield Renewable. In addition, Brookfield Wealth Solutions and its related entities may also participate, alongside unaffiliated third parties on market terms and at market rates, in capital raises undertaken by Brookfield Renewable that are recognized within preferred limited partners’ equity, corporate and non-recourse borrowings in the statement of financial position. As at March 31, 2026, Brookfield Renewable, together with its institutional partners had the following balances owing to Brookfield Wealth Solutions: $57 million of non-recourse borrowings (December 31, 2025: $58 million); $7 million of corporate borrowings (December 31, 2025: $7 million); tax equity financings classified as financial instrument liabilities of $85 million (December 31, 2025: $49 million); preferred limited partners equity of $11 million (December 31, 2025: $11 million); and $747 million of borrowings classified as due to related party (December 31, 2025: $750 million).
Brookfield Renewable from time to time may enter into agreements with Brookfield and its subsidiaries to transfer income tax credits generated by renewable energy projects. During the three months ended March 31, 2026, Brookfield Renewable transferred nil (2025: $19 million ) of income tax credits to Brookfield and its subsidiaries.
During the first quarter of 2026, an associate of Brookfield Renewable signed a tax credit transfer agreement on market terms for $113 million with a Brookfield fund.

Brookfield Renewable Partners L.P.	Q1 2026 Interim Consolidated Financial Statements and Notes	March 31, 2026

During the first quarter of 2026, Brookfield Renewable, together with its institutional partners, agreed to the sale of a 2.3 GW portfolio of operating wind and solar assets in the United States for proceeds of approximately $1.3 billion ($316 million net to Brookfield Renewable), of which 33.3% was agreed to be sold to a Brookfield Fund, at a value equivalent to what was agreed to with the unaffiliated third parties that agreed to acquire the remaining 66.7% interest in the portfolio. The closing of this transaction is subject to customary closing conditions.
Subsequent to the quarter, Brookfield Renewable, together with its institutional partners, agreed to the sale of its remaining 50% interest in a 403 MW portfolio of operating hydroelectric assets in the United States for proceeds of up to $522 million ($249 million net to Brookfield Renewable), to a consortium managed by BAM, at a value equivalent to what was agreed to with an unaffiliated third party that acquired 25% of the portfolio during the first quarter of 2026. Refer to Note 3 - Assets held for sale for more details. The closing of this transaction is subject to customary closing conditions.
During the first quarter of 2026, as part of the finalization of the Neoen structure, certain interest bearing loans due to affiliates of Brookfield Renewable were reclassified from current to non-current and continue to be recorded within due to related parties. These loans mature in 2037.
Transactions with unaffiliated partners of Brookfield Renewable associates
During the first quarter of 2026, Brookfield Renewable, together with its institutional partners, acquired a 201 MW operating wind asset in the United States from an associate that it accounts for using the equity method under IAS 28, Investments in Associates and Joint Ventures as part of a reorganization of the investment. Brookfield Renewable, together with its institutional partners, recognized $35 million of total assets and $35 million of total liabilities from the date of the reorganization and continues to account for its investment in the associate in accordance with IAS 28.
During the first quarter of 2026, Brookfield Renewable, together with its institutional partners, agreed to contribute its 100% interest in a 200 MW distributed generation portfolio in Spain with a fair value of approximately €116 million ($136 million) into a U.K. distributed generation joint venture with a Brookfield Renewable associate. Refer to Note 2 - Disposal of assets for further details.
During the first quarter of 2026, Isagen novated a financial obligation related to the acquisition of a utility-scale solar asset to an associate that is accounted for using the equity method under IAS 28, in accordance with the investment agreement. Upon completion of the transaction, Isagen recognized a reduction in the associate's net assets of approximately COP286 billion ($78 million) offset by the derecognition of the payable by Isagen for the same amount.

Brookfield Renewable Partners L.P.	Q1 2026 Interim Consolidated Financial Statements and Notes	March 31, 2026

The following table reflects the related party agreements and transactions for the three months ended March 31 in the consolidated statements of income (loss):

	Three months ended March 31
(MILLIONS)	2026	2025
Revenues
Power purchase and revenue agreements	$5	$26
Development services	—	11
	$5	$37
Other income
Distribution income	$—	$12
Interest and other investment income	9	5
	$9	$17

Direct operating costs
Other related party services	$(9)	$(7)

Interest expense
Borrowings	$(51)	$(80)
Contract balance accretion	(10)	(10)
	$(61)	$(90)
Other
Other related party services expense	$—	$(1)
Financial instrument gain	32	—
	$32	$(1)

Management service costs	$(73)	$(49)

Current income tax
Investment tax credits	$—	$19

Brookfield Renewable Partners L.P.	Q1 2026 Interim Consolidated Financial Statements and Notes	March 31, 2026

The following table reflects the impact of the related party agreements and transactions on the consolidated statements of financial position:

(MILLIONS)	Related party	March 31, 2026	December 31, 2025
Current assets
Trade receivables and other current assets
Contract asset	Brookfield	$74	$74
Due from related parties
Amounts due from	Brookfield(1)	$486	$511
	Equity-accounted investments and other	527	433
		$1,013	$944

Non-current assets
Financial instrument assets	Equity-accounted investments and other	78	71
Other long-term assets
Contract asset	Brookfield	$192	$209
Due from related parties	Equity-accounted investments and other	52	12
Current liabilities
Contract liability	Brookfield	$67	$63
Financial instrument liabilities	Brookfield Wealth Solutions	30	—

Due to related parties
Amounts due to	Brookfield(2)	$1,739	$4,427
	Equity-accounted investments and other	469	2,476
	Brookfield Wealth Solutions	123	123
Accrued distributions payable on LP units, BEPC exchangeable shares, class A.2 exchangeable shares, Redeemable/Exchangeable partnership units and GP interest	Brookfield	48	45
		$2,379	$7,071
Liabilities held for sale	Equity-accounted investments and other	$8	$9
Non-current liabilities
Financial instrument liabilities	Brookfield Wealth Solutions	55	49
Due to related parties
Amounts due to	Brookfield	$19	$21
	Brookfield Wealth Solutions	624	627
	Equity-accounted investments and other	2,075	45
		$2,718	$693
Corporate borrowings	Brookfield Wealth Solutions	$7	$7

Non-recourse borrowings	Brookfield Wealth Solutions	$57	$58

Other long-term liabilities
Contract liability	Brookfield	$675	$679
Equity
Preferred limited partners equity	Brookfield Wealth Solutions	$11	$11
(1)Includes receivables of $304 million (2025: $378 million) associated with the Brookfield Global Transition Fund credit facility.
(2)Includes payables of $23 million (2025: $397 million), $394 million (2025: $511 million), and $471 million (2025: $2,454 million) associated with the Brookfield Infrastructure Fund IV, Brookfield Global Transition Fund I, and Brookfield Global Transition Fund II credit facilities, respectively.

Brookfield Renewable Partners L.P.	Q1 2026 Interim Consolidated Financial Statements and Notes	March 31, 2026

20. SUBSIDIARY PUBLIC ISSUERS
The following tables provide consolidated summary financial information for Brookfield Renewable, BRP Equity, and Canadian Finco:

(MILLIONS)	Brookfield Renewable(1)	BRP Equity	Canadian Finco	Subsidiary Credit Supporters(2)	Other Subsidiaries(1)(3)	Consolidating adjustments(4)	Brookfield Renewable consolidated
As at March 31, 2026
Current assets	$—	$381	$3,897	$854	$13,014	$(5,126)	$13,020
Long-term assets	4,258	238	—	42,035	85,085	(46,395)	85,221
Current liabilities	59	8	422	8,466	15,909	(7,465)	17,399
Long-term liabilities	—	—	3,446	245	41,909	—	45,600
Participating non-controlling interests – in operating subsidiaries	—	—	—	—	25,114	—	25,114
Participating non-controlling interests – in a holding subsidiary – Redeemable/Exchangeable units held by Brookfield	—	—	—	2,368	—	—	2,368
BEPC exchangeable shares and class A.2 exchangeable shares	—	—	—	—	2,221	—	2,221
Preferred equity	—	555	—	—	—	—	555
Perpetual subordinated notes	—	—	—	737	—	—	737
Preferred limited partners' equity	506	—	—	512	—	(512)	506
As at December 31, 2025
Current assets	$1	$386	$3,572	$888	$12,294	$(4,843)	$12,298
Long-term assets	4,686	238	1	42,326	86,282	(47,130)	86,403
Current liabilities	83	8	50	8,478	21,043	(7,964)	21,698
Long-term liabilities	—	—	3,495	45	38,489	—	42,029
Participating non-controlling interests – in operating subsidiaries	—	—	—	—	24,164	—	24,164
Participating non-controlling interests – in a holding subsidiary – Redeemable/Exchangeable units held by Brookfield	—	—	—	2,524	—	—	2,524
BEPC exchangeable shares and class A.2 exchangeable shares	—	—	—	—	2,330	—	2,330
Preferred equity	—	563	—	—	—	—	563
Perpetual subordinated notes	—	—	—	737	—	—	737
Preferred limited partners' equity	634	—	—	639	—	(639)	634
(1)Includes investments in subsidiaries under the equity method.
(2)Includes BRELP, BRP Bermuda Holdings I Limited, Brookfield BRP Holdings (Canada) Inc., Brookfield BRP Europe Holdings Limited, Brookfield Renewable Investments Limited and BEP Subco Inc., collectively the "Subsidiary Credit Supporters".
(3)Includes subsidiaries of Brookfield Renewable, other than BRP Equity, Canadian Finco and the Subsidiary Credit Supporters.
(4)Includes elimination of intercompany transactions and balances necessary to present Brookfield Renewable on a consolidated basis.

Brookfield Renewable Partners L.P.	Q1 2026 Interim Consolidated Financial Statements and Notes	March 31, 2026

(MILLIONS)	Brookfield Renewable(1)	BRP Equity	Canadian Finco	Subsidiary Credit Supporters(2)	Other Subsidiaries(1)(3)	Consolidating adjustments(4)	Brookfield Renewable consolidated
Three months ended March 31, 2026
Revenues	$—	$—	$—	$—	$1,514	$—	$1,514
Net (loss) income	(115)	—	1	(749)	62	506	(295)
Three months ended March 31, 2025
Revenues	$—	$—	$—	$—	$1,580	$—	$1,580
Net (loss) income	(93)	—	2	(681)	198	466	(108)
(1)Includes investments in subsidiaries under the equity method.
(2)Includes BRELP, BRP Bermuda Holdings I Limited, Brookfield BRP Holdings (Canada) Inc., Brookfield BRP Europe Holdings Limited, Brookfield Renewable Investments and BEP Subco Inc., collectively the “Subsidiary Credit Supporters”.
(3)Includes subsidiaries of Brookfield Renewable, other than BRP Equity, Canadian Finco, and the Subsidiary Credit Supporters.
(4)Includes elimination of intercompany transactions and balances necessary to present Brookfield Renewable on a consolidated basis.
See Note 8 – Borrowings for additional details regarding the medium-term borrowings issued by Canadian Finco. See Note 9 – Non-controlling interests for additional details regarding Class A Preference Shares issued by BRP Equity.
21. SUBSEQUENT EVENTS
Subsequent to the quarter, Brookfield Renewable, together with its institutional partners, agreed to the sale of its remaining 50% interest in a 403 MW portfolio of operating hydroelectric assets in the United States for proceeds of up to $522 million ($249 million net to Brookfield Renewable). The closing of this transaction is subject to customary closing conditions.

Brookfield Renewable Partners L.P.	Q1 2026 Interim Consolidated Financial Statements and Notes	March 31, 2026

GENERAL INFORMATION
Corporate Office
73 Front Street
5th Floor
Hamilton, HM12
Bermuda
Tel:  (441) 294-3304
https://bep.brookfield.com
Officers of Brookfield Renewable Partners L.P.'s Service Provider,
Brookfield Canada Renewable Manager LP
Connor Teskey
Chief Executive Officer
Patrick Taylor
Chief Financial Officer
Transfer Agent & Registrar
Computershare Trust Company of Canada
320 Bay Street
14th floor
Toronto, Ontario, M5H 4A6
Tel  Toll Free: (800) 564-6253
Fax Toll Free: (888) 453-0330
www.computershare.com

Directors of the General Partner of
Brookfield Renewable Partners L.P.
Jeffrey Blidner
Dr. Sarah Deasley
Nancy Dorn
Lou Maroun
Stephen Westwell
Patricia Zuccotti

Exchange Listing
NYSE: BEP (LP units)
TSX:    BEP.UN (LP units)
NYSE: BEPC (exchangeable shares)
TSX: BEPC (exchangeable shares)
TSX:    BEP.PR.M (Preferred LP Units - Series 13)
NYSE: BEP.PR.A (Preferred LP Units - Series 17)
TSX: BEP.PR.R (Preferred LP Units - Series 18)
TSX:    BRF.PR.A (Preferred shares - Series 1)
TSX:    BRF.PR.B (Preferred shares - Series 2)
TSX:    BRF.PR.C (Preferred shares - Series 3)
TSX:    BRF.PR.E (Preferred shares - Series 5)
TSX:    BRF.PR.F (Preferred shares - Series 6)
NYSE: BEPH (Perpetual subordinated notes)
NYSE: BEPI (Perpetual subordinated notes)
NYSE: BEPJ (Perpetual subordinated notes)
Investor Information
Visit Brookfield Renewable online at
https://bep.brookfield.com for more information. The 2025 Annual Report and Form 20-F are also available online. For detailed and up-to-date news and information, please visit the News Release section.
Additional financial information is filed electronically with various securities regulators in United States and Canada through EDGAR at www.sec.gov and through SEDAR+ at www.sedarplus.ca.
Shareholder enquiries should be directed to the Investor Relations Department at (416) 649-8172 or
enquiries@brookfieldrenewable.com